UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      American Bank Note Holographics, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   024377 10 3
                                 (CUSIP Number)

                                  June 30, 2005
             (Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

-------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Levy, Harkins & Co., Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,444,550
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,444,550
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,444,550
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                 |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.7%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA,BD & CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     The Gracy Fund, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          294,500
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            294,500
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     294,500
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.6%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Edwin A. Levy
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           117,100
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,739,050
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         117,100
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,739,050
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,856,150
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.0%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael J. Harkins
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,739,050
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,739,050
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,739,050
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)         Name of Issuer

                  American Bank Note Holographics, Inc.
                  --------------------------------------------------------------

Item 1(b).        Address of Issuer's Principal Executive Offices

                  399 Executive Boulevard, Elmsford, New York 10523
                  --------------------------------------------------------------

Item 2(a)         Name of Person(s) Filing

                  Levy, Harkins & Co., Inc.
                  The Gracy Fund, L.P.
                  Edwin A. Levy
                  Michael J. Harkins
                  --------------------------------------------------------------

Item 2(b)         Address of Principal Business Office or, if none, Residence

                  The address of each filing person is:
                  c/o Levy, Harkins & Co., Inc.
                  570 Lexington Avenue, New York, NY 10022
                  --------------------------------------------------------------

Item 2(c)         Citizenship

                  Levy, Harkins & Co., Inc. - Delaware
                  The Gracy Fund, L.P. - Delaware
                  Edwin A. Levy - U.S.
                  Michael J. Harkins -U.S.
                  --------------------------------------------------------------

Item 2(d)         Title of Class of Securities

                  Common Stock, par value $0.01 per share
                  --------------------------------------------------------------

Item 2(e)         CUSIP Number

                  024377 10 3
                  --------------------------------------------------------------

Item 3 If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a) |X| Broker or dealer registered under Section 15 of the
                          Exchange Act (Levy, Harkins & Co., Inc., only);


                  (b) |_| Bank as defined in Section 3(a)(6) of the Exchange
                          Act;

                  (c) |_| Insurance company as defined in Section 3(a)(19) of
                          the Exchange Act;

                  (d) |_| Investment company registered under Section 8 of the
                          Investment Company Act;

                  (e) |X| An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E) (Levy, Harkins & Co., Inc., only);


                  (f) |_| An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) |_| A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) |_| A savings association as defined in Section 3(b) of
                          the Federal Deposit Insurance Act;

                  (i) |_| A church plan that is excluded from the definition of
                          an investment company under Section 3(c )(14) of the Investment Company Act; or

                  (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to rule 13d-1(c ), check this box. |_|

Item 4            Ownership

                  (a)   Amount Beneficially Owned:

                        Levy, Harkins & Co., Inc., a Delaware company ("LHC") is an investment adviser registered with the SEC and a broker-dealer member firm of the NASD. LHC is the beneficial owner of 12,700 shares of the identified class of securities held in LHC's pension and profit-sharing plans, and may be deemed the beneficial owner of 1,431,850 shares held in the individual accounts of investment advisory clients of LHC, over which LHC exercises revocable discretionary authority, including the power to vote or direct the vote of, and to dispose or direct the disposition of, these shares. LHC disclaims beneficial ownership of shares held by its investment advisory clients.

                        The Gracy Fund, L.P., a Delaware limited partnership ("The Gracy Fund") is a private investment company. The Gracy Fund is the beneficial owner of 294,500 shares of the identified class of securities.

                        Edwin A. Levy and Michael J. Harkins are the sole stockholders of LHC and the sole general partners of The Gracy Fund and, as such, have the shared power to vote or direct the vote of, and to dispose or to direct the disposition of, the shares of the identified class of securities beneficially owned or deemed beneficially owned by LHC and beneficially owned by The Gracy Fund. As a result, each of Messrs. Levy and Harkins may be deemed to beneficially own the aggregate of 1,739,050 shares of the identified class of securities beneficially owned or deemed beneficially owned by LHC and beneficially owned by The Gracy Fund. Each of Messrs. Levy and Harkins disclaims beneficial ownership of such shares (i) beneficially owned or deemed beneficially owned by LHC and (ii) beneficially owned by The Gracy Fund to the extent of the equity interests held in The Gracy Fund by persons other than Mr. Levy or Mr. Harkins, respectively, or their respective affiliates.

                        Mr. Levy, individually, is the beneficial owner of 117,100 shares of the identified class of securities.

                  (b)   Number of Shares to which the person has:

                        (i) Sole power to vote or divest the vote: See Item 5 of each cover page.

                        (ii) Shared power to vote or direct the vote: See Item 6 of each cover page.

                        (iii) Sole power to dispose of or direct the disposition
                              of: See Item 7 of each cover page.

                        (iv) Shared power to dispose of or direct the disposition of: See Item 8 of each cover page.

Item 5            Ownership of Five Percent or Less of a Class

                  Not Applicable
                  --------------------------------------------------------------

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person

                  The advisory clients of LHC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the identified class of securities in their accounts. To the best of each filing persons' knowledge, no such person has such interest relating to more than 5% of the identified class of securities.
                  --------------------------------------------------------------

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company or Control Person.

                  Not Applicable
                  --------------------------------------------------------------

Item 8            Identification and Classification of Members of the Group

                  Messrs. Levy and Harkins, LHC and The Gracy Fund may be deemed a group in relation to their respective investments in American Bank Note Holographics, Inc., but no reporting person affirms the existence of a group.
                  --------------------------------------------------------------

Item 9            Notice of Dissolution of Group

                  Not Applicable
                  --------------------------------------------------------------

Item 10           Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
                  --------------------------------------------------------------

Exhibit Index

      1 Joint Filing Agreement dated July 5, 2005, by and among Levy Harkins & Co., Inc., The Gracy Fund, L.P., Edwin A. Levy and Michael J. Harkins.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information contained in this statement is true, complete and correct.

Dated: July 5, 2005

                                   LEVY, HARKINS & CO., INC.


                                   By: /s/ Michael J. Harkins
                                       -----------------------------------------
                                   Name:  Michael J. Harkins
                                   Title: President


                                   THE GRACY FUND, L.P.


                                   By: /s/ Edwin A. Levy
                                       -----------------------------------------
                                   Name:  Edwin A. Levy
                                   Title: General Partner


                                   By:    /s/ Michael J. Harkins
                                       -----------------------------------------
                                   Name:  Michael J. Harkins
                                   Title: General Partner


                                   /s/ Edwin A. Levy
                                   ---------------------------------------------
                                   Edwin A. Levy


                                   /s/ Michael J. Harkins
                                   ---------------------------------------------
                                   Michael J. Harkins